

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2025

David D. Brown
Chief Financial Officer
First Community Bankshares, Inc.
P.O. Box 989
Bluefield, VA 24605

> **Re: First Community Bankshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **File No. 000-19297**

Dear David D. Brown:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Note 17. Earnings per Share, page 82

1. We note that you present Diluted earnings per common share of $2.72 for the year ended December 31, 2023, which is higher than your Basic earnings per common share of $2.67. We note a similar relationship has occurred in other historical periods, such as the quarterly period ended March 31, 2024. We also note your disclosure on page 50 that the calculation of diluted earnings per common share excludes potential common shares that are antidilutive. Please clarify how your presentation of diluted earnings per common share complies with ASC 260 and is consistent with your policy described on page 50. Specifically, tell us why diluted earnings per share exceeds your basic earnings per share for certain reporting periods if the calculation excludes items that are antidilutive. Revise your disclosures to clarify accordingly.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jee Yeon Ahn at 202-551-3673 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance